Exhibit 3.1

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov Certificate of Change Pursuant to NRS 78.209 TYPE OR PRINT - USE DARK INK ONLY—DO NOT HIGHLIGHT INSTRUCTIONS: 1. Enter the current name as on file with the Nevada Secretary of State and enter the Entity or Nevada Business Identification Number (NVID). 2. Indicate the current number of authorized shares and par value, if any, and each class or series before the change. 3. Indicate the number of authorized shares and par value, if any of each class or series after the change. 4. Indicate the change of the affected class or series of issued, if any, shares after the change in exchange for each issued share of the same class or series. 5. Indicate provisions, if any, regarding fractional shares that are affected by the change. 6. NRS required statement. 7. This section is optional. If an effective date and time is indicated the date must not be more than 90 days after the date on which the certificate is filed. 8. Must be signed by an Officer. Form will be returned if unsigned. 1. Entity Information: Name of entity as on file with the Nevada Secretary of State: Entity or Nevada Business Identification Number (NVID): 2. Current Authorized Shares: The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change: 3. Authorized Shares After Change: The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change: 4. Issuance: The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series: 5. Provisions: The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby: 6. Provisions: The required approval of the stockholders has been obtained. 7. Effective date and time: (Optional) Date:Time: (must not be later than 90 days after the certificate is filed) 8. Signature: (Required) X Signature of OfficerTitleDate This form must be accompanied by appropriate fees. If necessary, additional pages may be attached to this form.Page 1 of 1 Revised: 8/1/2023

ATTACHMENT A

TO

CERTIFICATE OF CHANGE PURSUANT TO NRS 78.209

OF

MESA AIR GROUP, INC.

5. Provisions:

a.

No fractional shares shall be issued in connection with the reverse stock split set forth in this Certificate of Change (the “Reverse Stock Split”). In lieu of any fractional share that would otherwise result from the Reverse Stock Split, Mesa Air Group, Inc., a Nevada corporation (the “Company”) shall round up each fractional interest to the nearest whole share.

b.

The Reverse Stock Split shall affect only the Common Stock of the Company. Authorized, issued and outstanding shares of preferred stock, and the rights, preferences and limitations thereof, are not affected by this Certificate of Change.

c.

Except as set forth herein, the Articles of Incorporation of the Company, as amended and restated, remain in full force and effect. The Reverse Stock Split does not affect the number of shares the Company is authorized to issue except as expressly stated herein and does not affect the rights and preferences of the shares other than the change in number resulting from the Reverse Stock Split and the treatment of fractional shares.